

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 23, 2009

<u>Via U.S. Mail and facsimile to (215) 286-7400</u>

Mr. Brian L. Roberts
Chairman and CEO
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re: Comcast Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 001-32871**

Dear Mr. Roberts:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Business, page 1

Other Business, page 7

1.   You disclose that you own two professional sports teams. In future filings, please disclose the names of these teams.

2.   Also, you disclose that you own two large, multipurpose arenas. In future filings,

please disclose the names of these arenas and update your disclosure regarding the demolition of the Wachovia Spectrum and the construction of a new arena.

Item 3. Legal Proceedings, page 17

3.   We note that you currently are a party to certain patent litigation. Please provide the information required under Item 103 of Regulation S-K regarding this patent litigation such as:
- the name of the court or agency in which the proceedings are pending,
- the date the proceedings were instituted,
- the parties to the proceedings,
- a description of the factual basis alleged to underlie the proceedings, and
- the relief sought.

Note 2 – Summary of Significant Accounting Policies

Intangible Assets

Indefinite-Lived Intangibles – Franchise Rights, page 46

4.   We note that you use a discounted cash flow methodology to estimate the fair value of your cable franchise rights. Addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset.

Note 5 – Acquisition and Other Significant Events

2008 Acquisitions

Insight Transaction, page 51

5.   Please provide us with additional details about this transaction, including but not limited to the nature of the assets you contributed at formation and the assets you received at dissolution of the joint venture. It is unclear what you mean by "we recorded our 50% interest in the Comcast asset pool as a step acquisition." Please explain the basis for your accounting.

Note 6 – Investments

Equity Method

Clearwire, page 55-56

6.   We note that you recorded the $600 million other-than-temporary-impairment in your Clearwire equity investment in other income (loss). Since this impairment is related to one of your equity investees, it appears to us that you should include it within the line item "Equity in net income (losses) of affiliates, net."

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Executive Compensation, page 37

Overview of Our Compensation Program Philosophy and Process, page 37

7.   We note that you hired a compensation consultant to review the work of your compensation consultant in November 2008. In next year's report, explain why the Compensation Committee chose a second compensation consultant to review the work of its compensation consultant (instead of just hiring a new compensation consultant) and how the Committee considered the views of both consultants.

8.   In the first paragraph on page 40, you disclose that the Compensation Committee reviewed a Mercer compensation survey to benchmark the base salary, total cash compensation, and total compensation for your named executive officers. This survey contained companies of a similar size to yourself. In future filings, please disclose all of the companies that are part of any survey that you use for benchmarking purposes. *See* Item 402(b)(2)(xiv).

Base Salary, page 41

9.   In the third paragraph on page 41, you state that all of your NEOs other than Mr. Block chose not to receive a salary increase for 2009. In future filings, if any of your NEOs decide not to receive a salary increase, please disclose the reasons for his or her decision.

Cash Bonus Incentive Compensation, page 41

10.   In the sixth paragraph on page 41, you disclose the target bonus of each NEO
        under the cash bonus plan as a percentage of the salary of each NEO. For
        instance, you disclose that Mr. Roberts' target bonus is 300% of his salary. We
        also note that you disclose the target bonus of each NEO in the Grants of Plan-
        Based Awards Table on page 52. However, to help readers readily understand the
        bonus amounts, please consider disclosing the actual target dollar amounts in the
        text of your discussion or referring the reader to the appropriate table.

11.   You disclose on the bottom of page 45 and the top of page 46 that the annual cash
        bonus is based on achieving certain levels of consolidated operating cash flow
        and free cash flow. We note, in the first full paragraph on page 42, that you
        disclose the actual numbers for free cash flow but you only disclose the
        percentage increases from the prior year for operating cash flow. In future filings,
        for all performance targets, please disclose the actual target numbers that you use
        (further, please disclose the actual operating cash flow target numbers for the
        vesting of RSUs as well). For instance, where you state that an increase of 4.2%
        or less in operating cash flows would not lead to any cash bonus, please disclose
        the numbers that constitute the range between a 0% increase to a 4.2% increase.

12.   Similarly, you state that the NEOs achieved 90% of the target bonus for operating
        cash flows and 130% of the target bonus for free cash flows. In future filings,
        please disclose the actual achieved measures that correspond to these bonus
        amounts.

13.   Further, in future filings, to help investors readily understand how your cash
        bonus plan works in tiers (that increases in certain amounts of your performance
        measures, lead to certain amounts of bonuses), please consider using a chart to
        show investors where the range of increases correlates to certain bonus amounts.

14.   Also, in future filings, please explain how the range of performance measures
        correlates to certain bonus amounts. You state that an increase of between 4.2%
        to 9.2% or less in year-over-year increases in operating cash flows means that a
        NEO will receive between 50% to 90% of his target bonus. Here, for instance,
        please explain how a 6.7% increase in operating cash flows corresponds to a
        certain bonus amount; i.e. does an increase in operating cash flows correspond
        pro rata to an increase in bonus amounts.

15.   On the bottom of page 41, you disclose that the cash bonus is based 80% on
        operating cash flow and 20% on free cash flow. You disclose that you achieved
        90% of the target bonus for operating cash flow and 130% of the target bonus for
        free cash flow. We assume that your NEOs are entitled to receive 98% of their

target amounts because you took 80% of 90%, which is 72%, and added it to 130% of 20%, which is 26%. In future filings, please show your calculations of how you determined the total percentage amount of the target bonuses that the NEOs are entitled to receive.

16. We note your response to comment 12 in your letter dated September 21, 2007 and that the format of your disclosure under "Potential Payments upon Termination or Change in Control" on page 63 has not changed substantially since the letter. Please explain what consideration you gave to presenting this disclosure in a tabular format so that it is easier for investors to understand and follow.

17. Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 or Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director